EXHIBIT 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective October 12, 2001, the investment policies of the Pacific Select Fund were changed as follows:

The Mid-Cap Value Portfolio's investment policy was changed to:

● Permit the Portfolio to invest in REITs without limitation. (Resolution 1)

The Large-Cap Value Portfolio's investment policy was changed to:

● Allow the Portfolio to sell Put and Call Options on securities, securities indexes, currencies and stock, index and currency futures contracts. (Resolution 2)

A non-fundamental investment restriction was amended to:

● Permit the Large-Cap Value Portfolio to sell short against the box. (Resolution 3)

Effective December 1, 2001, the investment policies of the Pacific Select Fund were changed as follows:

The Aggressive Equity Portfolio's investment policy was changed to:

● Permit the Portfolio to invest up to 20% of its assets in foreign investments that are principally traded outside the U.S. American Depositary Receipts (ADRs) are excluded for purposes of this limitation. (via resolution)

The Equity Portfolio's investment policy was changed to:

● Permit the Portfolio to invest up to 20% of its assets in foreign investments that are principally traded outside the U.S. American Depositary Receipts (ADRs) are excluded for purposes of this limitation. (via resolution)

Effective January 1, 2001:

The Equity Income Portfolio's name was changed to:

● The Large-Cap Core Portfolio. (Resolution 4)

See exhibit 77Q1(b) for additional information on the above policy changes.